UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________

Form 6-K

_________________

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

_________________

CHINA SXT PHARMACEUTICALS, INC.
(Exact name of registrant as specified in its charter)

_________________

178 Taidong Rd North, Taizhou
Jiangsu, China
(Address of Principal Executive Office)

_________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

2025 Special Meeting of Shareholders

In connection with the 2025 special meeting of shareholders of China SXT Pharmaceuticals, Inc., a British Virgin Islands company (the “Company”), the Company hereby furnishes the following documents:

Exhibits

Exhibit No.	Description
99.1	Notice of 2025 Special Meeting of Shareholders, dated July 15, 2025, to be mailed to the shareholders of the Company
99.2	Form of Proxy Card to be mailed to the shareholders of the Company

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 15, 2025

China SXT Pharmaceuticals, Inc.
By:	/s/ Feng Zhou
Name:	Feng Zhou
Title:	Co-Chief Executive Officer
By:	/s/ Simon Lim Sze Beng
Name:	Simon Lim Sze Beng
Title:	Co-Chief Executive Officer

2